

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Guy Abramo
Chief Executive Officer
HireRight GIS Group Holdings, LLC
100 Centerview Drive, Suite 300
Nashville, Tennessee 37214

   Re: HireRight GIS Group Holdings, LLC
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted August 5, 2021
     CIK 0001859285

Dear Mr. Abramo:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 4, 2021

Prospectus Summary
Implications of Being an Emerging Growth Company, page 12

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

 You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dietrich King at 202-551-8071 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services